QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

INTRODUCTION

The following information, prepared as of August 1, 2006, should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”), together with the related management’s discussion and analysis (“MD&A”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of Quest Capital Corp. (the “Company”) consists of:

  mortgage financing secured by first and second real estate mortgages;

  providing commercial bridge loans primarily to publicly traded development stage companies;

  financial and corporate assistance in arranging equity offerings for companies; and

  management and administrative services to public and private companies.

The Company primarily generates revenues through interest it earns on its loan portfolio. The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid, the nature and credit quality of its loan portfolio, including the quality of the collateral security. In addition, the Company generates revenues from gains on sale of marketable securities and investments. The Company also receives fees from its corporate finance activities. These fees are subject to the number and dollar amounts of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of 12 main sections:

1.	RESULTS OF OPERATIONS
2.	SUMMARY OF QUARTERLY RESULTS
3.	LIQUIDITY
4.	RELATED PARTY TRANSACTIONS
5.	SUBSEQUENT AND PROPOSED TRANSACTIONS
6.	OFF BALANCE SHEET ARRANGEMENTS
7.	OUTLOOK
8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES
9.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
10.	DISCLOSURE OF OUTSTANDING SHARE DATA
11.	RISKS AND UNCERTAINTIES
12.	FORWARD LOOKING INFORMATION

Additional information about us, including our Revised Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1. RESULTS OF OPERATIONS

Total assets as at June 30, 2006 were $267.9 million comprised of $50.4 million of cash, $0.7 million of marketable securities, $191.3 million in loans; $11.8 million in investments with a fair value of $19.5 million and $13.7 million of other assets.

The composition of the loan portfolio at June 30, 2006 was 98% in first and second real estate mortgages, 1% in the energy sector, and 1% in other types of companies. At June 30, 2006, mortgages were geographically located; 62% in British Columbia, 17% in Alberta, 19% in Ontario and 2% in other; and 75% take first priority and 25% take second priority. This investment concentration may vary from time to time depending on the investment opportunities available, however in the near term the Company does not expect any material changes in the composition of its loan portfolio.

For the three months ended June 30, 2006, the Company had consolidated net earnings of $10.9 million ($0.08 per share) compared to net earnings of $4.6 million ($0.05 per share) for the comparative period in 2005. During the first half of 2006, the Company had consolidated net earnings of $18.9 million ($0.14 per share) compared to $7.9 million ($0.08 per share) in the first half of 2005.

Interest and Related Fees

Net interest income from the Company’s lending activities increased during the three months ended June 30, 2006 as compared to the comparative period in 2005, due to the growth in its loan portfolio year-over-year. Total loans as at June 30, 2006 were $191.3 million as compared to $79.9 million as at June 30, 2005. Interest and related fees during the three months ended June 30, 2006 totaled $7.4 million as compared to $4.0 million in the comparative period in 2005, representing an 85% increase. During the first half of 2006, the Company earned interest and related fees of $13.2 million compared to $7.5 million in the first half of 2005, due to the growth in its loan portfolio year-over-year.

Non-Interest Income

Management and finder’s fees earned during the three months ended June 30, 2006 were comparable to the comparative period in 2005. During the three months ended June 30, 2006, the Company received non-monetary compensation for finder’s fees in the form of shares, broker warrants and/or options with a fair value of $103,000 with no comparative amount in 2005. During the first half of 2006, management and finder’s fees were positively impacted, primarily as a result of increased activity in the Company’s corporate finance business. The fair value of these non-monetary compensation payments received is estimated using the trading price for shares and the Black-Scholes option model for warrants; adjustments are made to trading prices for liquidity, hold periods and other restrictions.

Marketable securities are carried at the lower of average cost and market value. Accordingly, trading gains during the three months ended June 30, 2006 resulted in the Company recording a gain of $1.9 million compared to $15,000 in the comparative period in 2005. During the three months ended June 30, 2006, $1.5 million of these gains was from sale of securities issued pursuant to exercising broker warrants received from the Company’s corporate finance activities. During the first half of 2006, the Company recorded trading gains of $3.7 million as compared to $0.4 million in the first half of 2005.

Net realized gains from the sales and write-downs to carrying value of investments resulted in the Company recording a net gain of $4.8 million during the three months ended June 30, 2006 as compared to gains of $847,000 in the comparative period in 2005. During the first half of 2006, the Company realized gains from the sale of investments of $7.7 million as compared to $1.3 million in the first half of 2005.

Expenses and Other

Total expenses and other for the three months ended June 30, 2006 was $3.4 million as compared to $2.1 million in the comparative period in 2005. Total expenses and other for the six months ended June 30, 2006 were $6.9 million as compared to $3.5 million in the comparative period in 2005.

Salaries and benefits have increased during the three months and six months ended June 30, 2006 as compared to the comparative periods in 2005 as a result of expansion of the business and the addition of new employees.

Bonuses of $2.1 million during the three months ended June 30, 2006 and $3.7 million during the six months ended June 30, 2006, primarily represent an accrual for an incentive plan payable to officers and employees of the Company. The increase in bonuses was a result of the gain on sale of securities and increased level of loan activity. The payments and allocations under such plan are subject to the approval of the Compensation Committee and Board of Directors. The Company’s incentive plan includes discretionary and non-discretionary components. The non-discretionary components are based on the Company’s corporate finance activities and loan underwritings. The discretionary components are based on the earnings of the Company.

Stock based compensation decreased during the three months and six months ended June 30, 2006 over the comparative period in 2005, as a result of fewer options being issued and vested.

In April 2006, the Company completed its closure obligations at the Castle Mountain property, other than for long-term monitoring and maintenance.

Income tax expense was $1.1 million for the first half of 2006. One of the Company’s entities has utilized all of its unused tax losses resulting in an estimated tax payable of $2.5 million. The Company intends to proceed with a reorganization amongst its wholly owned entities to utilize unused tax losses. The reorganization is expected to occur prior to fiscal year end and the utilization of those losses is reflected in the estimated annual effective tax rate of 10%. In addition, income tax expense has been impacted positively by the recognition of a future tax asset as a result of the likely realization of unused taxes losses to be realized from fiscal earnings beyond 2006.

2. SUMMARY OF QUARTERLY RESULTS
(In thousands of Canadian dollars, except per share amounts)

	Second	First	Fourth	Third	Second	First	Fourth	Third
	Qtr 2006	Qtr 2006	Qtr 2005	Qtr 2005	Qtr 2005	Qtr 2005	Qtr 2004	Qtr 2004

Interest and related fees	7,415	5,798	5,555	4,399	4,004	3,452	2,941	3,194
Non-interest income	7,905	5,961	4,028	1,883	2,377	1,202	1,502	1,439
Earnings before taxes	11,664	8,315	5,059	4,291	4,507	3,311	529	3,782
Net earnings	10,882	8,028	11,395	4,295	4,550	3,311	212	3,766
Basic and Diluted	0.08	0.06	0.10	0.04	0.05	0.04	0.00	0.04
Earnings Per Share
Total Assets	267,891	208,060	189,603	166,928	123,487	114,030	111,905	106,578
Total Liabilities	14,828	8,999	12,009	6,718	7,525	10,684	12,385	9,928

The Company’s interest and related fees have continued to increase for the past seven quarters as the Company’s loan portfolio grows.

Non- interest income will vary by quarter depending on the management, advisory, and finder’s fees received, marketable securities’ trading gains/(losses) and realized gains and write-down of investments. Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, net earnings were impacted by the recognition of a Future Tax Asset of $6.4 million as a result of the likely realization of unused tax losses from future earnings.

During the fourth quarter of 2004, net earnings were impacted by the provision of $1.5 million for the 2004 bonuses. In 2005 and 2006, a provision for bonuses has been made on a quarterly basis.

3. LIQUIDITY

The Company’s cash resources at June 30, 2006 were $50.4 million as compared to $33.7 million as at December 31, 2005. The Company’s primary focus is to provide loans and its cash balances will vary depending on the timing of loans advanced and repaid.

As at June 30, 2006, the Company had commitments under existing loan agreements to lend further funds of $13.1 million. Advances under these agreements are subject to a number of conditions, including due diligence and no material adverse change in the assets, business or ownership of the borrower.

The Company’s loan portfolio as at June 30, 2006 was $191.3 million comprised of 98% real estate mortgages, 1% in the energy sector, and 1% in other types of companies. As at June 30, 2006, 68% of the loan value is scheduled to mature within a year. The Company had approximately $8.4 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at June 30, 2006. During the three months ended June 30, 2006, an additional provision for loan losses of $386,000 was recorded, which has been offset by $153,000 from the sale of the underlying security for an impaired loan that had a full loan loss provision recorded against it. The Company’s provision for loan losses is now $0.6 million. The Company expects to collect the full carrying value of its loan portfolio.

During the six months ended June 30, 2006, cash flow from operations provided $13.4 million as compared to $2.8 million for the comparative period in 2005, as a result of higher earnings.

During the three months ended June 30, 2006, the Company completed an equity offering of 15,625,000 common shares and received net proceeds of $47.3 million.

During the six months ended June 30, 2006, the Company’s loan portfolio increased by $66.7 million to $191.3 million as compared to the start of the year. In the first half of 2006, the Company had arranged $112.8 million of new loans (net to Company – $104.5 million) and $43.7 million of loans (net to the Company - $33.5 million) were repaid.

Management is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business.

The Company has contractual obligations for its leased office space in Vancouver and Toronto. The total minimum lease payments for the years 2006 – 2010 are $1,839,000.

	Obligation due by period

		Less than 1			More
Type of Contractual Obligation	Total	Year	1 - 3 Years	3 – 5 Years	than 5
					Years
Office Leases	$1,839,000	$484,000	$1,068,000	$287,000
Loan Commitments – Net of Syndication	$7,500,000	$7,500,000
Total	$9,339,000	$7,984,000	$1,068,000	$287,000

4. RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2006, the Company received $612,000 (2005 - $443,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $535,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a write-down of other assets of $74,000 (2005-$Nil) in parties related by virtue of having certain directors in common.

Loans and convertible debentures include $1,383,000 million in amounts due from parties related by virtue of having certain directors and officers in common. During the six months ended June 30, 2006, the Company received $551,000 (2005 - $1,012,000) in interest and fees from parties related by virtue of having certain directors and officers in common. During the six months ended June 30, 2006, the Company has provided an additional allowance of $386,000 for a loss on a convertible debenture from a party related by virtue of having certain directors in common.

For the six months ended June 30, 2006, the Company received $28,000 (2005-$18,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Marketable securities and investments include $9,586,000 of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a gain on disposal of securities of $9,005,000 (2005 - $755,000) from parties related by virtue of having certain directors and officers in common. For the six months ended June 30, 2006, the Company recorded a write-down of investments of $470,000 in parties related by virtue of having certain directors in common.

As at June 30, 2006 included in accounts payable is $3.4 million due to officers and employees for bonuses and salaries payable.

5. SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing to report.

6. OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

7. OUTLOOK

As at June 30, 2006, the Company had $50.4 million of cash on hand. The prudent deployment of the Company’s cash is the paramount focus of management. The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan book may vary somewhat from the currently existing percentages as loans are made in the context of market conditions. During the upcoming year, the Company may hire additional employees and raise debt as is required to fund the growth of the Company’s loan portfolio.

8. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements for the years ended December 31, 2005 and 2004. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties, which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on a monthly basis and specific provisions are established on a loan-by-loan basis. In determining the provision for possible loan losses, the Company considers the following:

  length of time the loans have been in arrears;

  the overall financial strength of the borrowers;

  the nature and quality of collateral and, if applicable, guarantees;

  secondary market value of the loans and the collateral; and

  the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies. Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary. The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only factor considered, particularly for thinly traded securities, large block holdings and restricted shares. Other factors considered include:

  the trend of the quoted market price and trading volume;

  the financial position of the company and its results;

  changes in or reorganization of the business plan of the investment; and

  the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Future Tax Asset

The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. The Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds. If an asset has been recorded and the Company assesses that realization is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which its more likely than not to be realized, it will be recorded in the balance sheet and statement of earnings.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future costs to obtain final closure from regulatory agencies of the Company’s remaining resource property.

9. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

No new accounting policies have been adopted during the six months ended June 30, 2006.

10. DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 1, 2006, the Company had the following common shares, stock options and warrants outstanding:

Common shares	143,748,128
Stock options	10,063,333
Compensation options	1,133,775

Fully diluted shares outstanding	154,945,236

Dividends

The Board of Directors declared its second semi-annual dividend of $0.03 per share, which was paid on July 6, 2006 to shareholders of record on June 21, 2006.

11. RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Revised Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The composition of the loan portfolio at June 30, 2006 was 98% in first and second real estate mortgages, 1% in the energy sector, and 1% in other types of companies. At June 30, 2006, mortgages were geographically located; 62% in British Columbia, 17% in Alberta, 19% in Ontario and 2% in other; and 75% take first priority and 25% take second priority. The Company generally provides real estate mortgages equal to approximately 75% of the value of the security and generally provides commercial bridge loans to primarily publicly traded development stage companies equal to approximately 50% of the value of guarantees and security. The Company provides for loan losses on a specific loan basis and has a provision of $0.6 million as at June 30, 2006.

12. FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.